Exhibit No. 23.2

Consent of Independent Auditor

The Board of Directors

Worthington Armstrong Venture:

We consent to the incorporation by reference in the registration statements (Nos. 333-138034, 333-154765, 333-177072 and 333-212457) on Form S-8 and in the registration statement (No. 333-224533) on Form S-3 of Armstrong World Industries, Inc. of our report dated February 17, 2020, with respect to the consolidated balance sheets of Worthington Armstrong Venture as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Armstrong World Industries, Inc.

Our report refers to a change in the method of accounting for revenue.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 25, 2020